May 19, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (856) 596-6093

James V. Bleiler
Chief Financial Officer
Century Pacific Tax Credit Housing Fund - II
1 E. Stow Rd.
Marlton, NJ  08053

Re:	Century Pacific Tax Credit Housing Fund - II
	Form 10-K for the year ended March 31, 2004
	File No. 033-24537

Dear Mr. Bleiler:

	We have reviewed your response letter dated April 11, 2005 and have the following additional comment.

      Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended March 31, 2004

Notes to the Financial Statements, pages F-7 - F-14

Note 1. Summary of Significant Accounting Policies, pages F-7 - F-
8

Investments in Operating Partnerships, page F-7

1. We note your response to comment 1 and your reliance on
paragraph
4h of FIN 46R as your basis for not evaluating whether the Laurel-Clayton limited partnership is a variable interest entity. Supplementally, please provide us with a detailed analysis that shows how the Laurel-Clayton limited partnership meets the definition of
a
business. In addition, please provide an expanded response to how you determined that you did not trigger the conditions in parts
(2)
and (3) of paragraph 4h that would require you to determine whether this is a variable interest entity under FIN 46R.

*  *  *  *

      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3413 if you have questions.



      Sincerely,



							Cicely Luckey
      Accounting Branch Chief
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Century Pacific Tax Credit Housing Fund - II
May 19, 2005



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